Giovanni Caruso	Direct	212.407.4866
Partner	Main	212.407.4000
345 Park Avenue	Fax	212.937.3943
New York, NY 10154	gcaruso@loeb.com

Via Edgar

April 26, 2021

Mr. Timothy Collins

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. III Draft Registration Statement on Form S-1 Submitted March 29, 2021 CIK No. 0001853775

Dear Mr. Collins:

On behalf of our client, Mountain Crest Acquisition Corp. III (the “Company”), we hereby provide a response to the comments issued in a letter dated April 23, 2021 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1. Contemporaneously, a Registration Statement on Form S-1 is being submitted publicly to accompany this response letter.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Timothy Collins April 26, 2021 Page 2

Draft Registration Statement on Form S-1 submitted March 29, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

Response: UHY LLP, the Company’s auditor, has advised the Company that SAS 131, Amendments to Statement on Auditing Standards No. 122 Section 700, Forming an Opinion and Reporting on Financial Statements, which was issued in June 2016 deals with situations where a PCAOB standard audit is performed, clarifies that the PCAOB does not have jurisdiction over the entity in connection with a confidential filing. In these instances, the audit should be conducted in accordance with both AICPA and PCAOB standards and the opinion modified as such. Because the Registration Statement is being filed publicly concurrently eith this letter, the reference to GAAS has been removed because the Company is now considered an “issuer” and thus subject to PCAOB oversight.

The PCAOB Rules (Section 1, Rule 1001(i)(iii)) states the term “issuer” means an issuer (as defined in Section 3 of the Exchange Act), the securities of which are registered under Section 12 of that Act, or that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations